REPLICEL LIFE SCIENCES INC.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(unaudited)

For the six months ended June 30, 2020 and 2019

(Stated in Canadian Dollars)

Notice of No Auditor Review of Interim Financial Statements

Under National Instrument 51-102, Part 4, subsection 4.3(3) (a), if an auditor has not performed a review of the consolidated interim financial statements; they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited condensed interim consolidated financial statements of the Company have been prepared by and are the responsibility of the Company’s management.

The Company’s independent auditor has not performed a review of these consolidated interim financial statements in accordance with standards established by the International Financial Reporting Standards established by the International Accounting Standards Board for a review of interim financial statements by an entity’s auditor.

REPLICEL LIFE SCIENCES INC.
Consolidated Statements of Financial Position
(Stated in Canadian Dollars)
(Unaudited)

As at	Notes	June 30, 2020	December 31, 2019
Assets
Current assets
Cash and cash equivalents		$161,087	$23,929
Guaranteed investment certificate		17,250	28,750
Sales taxes recoverable		17,607	16,524
Prepaid expenses and deposits		19,503	128,670
Contract asset	6	25,261	25,261
		240,708	223,134
Non-current assets
Contract Asset	6	177,346	189,976
Equipment	5	4,811	5,999
Total assets		$422,865	$419,109

Liabilities
Current liabilities
Bank indebtedness		$-	$-
Accounts payable and accrued liabilities	12, 13	1,263,200	747,583
Contract liability	6	252,609	252,609
Preference shares	7	503,530	449,287
		2,019,339	1,449,479
Non-current liabilities
CEBA loan	10	40,000	-
Contract liability	6	1,773,450	1,899,754
Total liabilities		3,832,789	3,349,233
Shareholders’ deficiency
Common shares	11	28,960,095	28,960,095
Shares subscriptions	11	206,940	-
Contributed surplus	11	4,626,021	4,622,624
Accumulated deficit		(37,202,980)	(36,512,843)
Total shareholders’ deficiency		(3,409,924)	(2,930,124)
Total liabilities and shareholders’ deficiency		$422,865	$419,109

Continuance of Operations	2(a)
Commitments and Contingencies	14
Events after the reporting date	18

Approved on behalf of the Board:

/s/ “David Hall”	/s/ “Lee Buckler”
Director	Director
The accompanying notes form an integral part of these condensed consolidated interim financial statements.

REPLICEL LIFE SCIENCES INC.
Condensed Consolidated Interim Statements of Comprehensive Loss
For the six months ended
(Stated in Canadian Dollars)
(Unaudited)

	For the three months ended				For the six months ended
	June 30,		June 30,		June 30,		June 30,
	2020		2019		2020		2019

		$		$		$	$
Revenue
Licensing fees (Note 6)	63,153		63,153		126,305		126,305

Expenses
Research and development (Note 12)	150,304		722,883		301,802		1,466,300
General and administrative (Note 12)	188,296		273,748		433,857		518,685
Loss before other items	(275,447)		(933,478)		(609,354)		(1,921,414)
Other items:
Accretion on preference shares	(27,121)		-		(54,243)		-
Foreign exchange gain (loss)	(26,912)		(5,687)		(26,898)		107
Interest income	-		-		358		92,368

Net and comprehensive loss	$(329,480)		$(939,165)		$(690,137)		$(1,766,205)
loss per Basic and diluted share	$(0.01)		$(0.03)		$(0.02)		$(0.07)

Weighted average shares outstanding	28,287,751		27,057,727		28,287,751		27,019,478

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

REPLICEL LIFE SCIENCES INC.
Condensed Consolidated Interim Statements of Cash Flows
For the six months ended
(Stated in Canadian Dollars)
(Unaudited)

	June 30, 2020	June 30, 2019

Operating activities
Net loss for the period	$(690,137)	$(1,702,634)
Add items not involving cash:
Accretion of preference shares	54,243	-
Amortization of contract asset	12,631	12,631
Revenue from contract liability (Note 6)	(126,305)	(126,305)
Depreciation (Note 5)	1,188	1,084
Gain on debt settlement (Note 6 & 7 i)	-	(92,368)
Stock-based compensation (Note 7 (e))	3,397	18,459

Changes in non-cash working capital balances:
Sales taxes recoverable	(1,083)	31,186
Prepaid expenses and deposits	109,167	114,161
Accounts payable and accrued liabilities	515,617	(402,914)
Net cash used in operating activities	(121,282)	(2,146,682)
Investing activities
Redemption of guaranteed investment certificate	11,500	-
Net cash provided by investing activities	11,500	-

Financing activities
Increase in CEBA loan	40,000
Increase in shares subscriptions	206,940	-
Net cash provided by financing activities	246,940	-
Increase (decrease) in cash and cash equivalents during the period	137,158	(2,146,682)

Cash and cash equivalents, beginning of the period	23,929	2,418,521

Cash and cash equivalents (bank indebtedness), end of the period	$161,087	$271,839

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

REPLICEL LIFE SCIENCES INC.
Consolidated Statements of Changes in Equity (Deficiency)
For the six months ended June 30, 2020 and 2019
(Stated in Canadian Dollars)
(Unaudited)

	Common Stock		Common Shares - Subscribed	Contributed	Accumulated
	Shares	Amount		Surplus	Deficit	Total

Balance, January 1, 2020	28,287,751	$28,960,095	$-	4,622,624	$(36,512,843)	$(2,930,124)
Stock-based compensation – Note 10 (e)	-	-		3,397	-	3,397
Shares subscriptions	-	-	206,940			206,940
Net loss for the period	-	-		-	(690,137)	(690,137)
Balance, June 30, 2020	28,287,751	$28,960,095	$206,940	4,626,021	$(37,202,980)	$(3,409,924)

	Common Stock
			Contributed	Accumulated
	Shares	Amount	Surplus	Deficit	Total

Balance, January 1, 2019	26,800,529	$28,745,992	$4,357,922	$(33,559,097)	$(1,014,307)
Common shares issued for debt (Note 7(b)(i))	735,904	257,187	-	-	257,187
Stock-based compensation – Note 7 (d)	-	-	18,457	-	18,457
Net loss for the period	-	-	-	(1,702,643)	(1,702,645)
Balance, June 30, 2019	27,536,433	$29,003,179	$4,376,379	$(35,261,731)	$(1,882,184)

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

REPLICEL LIFE SCIENCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the six months ended June 30, 2020
(Stated in Canadian Dollars)
(Unaudited)

1.	Corporate Information

RepliCel Life Sciences Inc. (the “Company” or “RepliCel”) was incorporated under the Ontario Business Corporations Act on April 24, 1967 but was continued from Ontario to British Columbia on June 22, 2011.  Its common shares are listed for trading in Canada on the TSX Venture Exchange, trading under the symbol RP, and in the United States on the OTCQB, trading under the symbol REPCF.

RepliCel is a regenerative medicine company focused on developing autologous cell therapies that treat functional cellular deficits including chronic tendon injuries, androgenetic alopecia and skin aging.

The address of the Company’s corporate office and principal place of business is Suite 900 – 570 Granville Street, Vancouver, BC, V6C 3P1.

2.	Basis of Presentation

These condensed consolidated interim financial statements for the six-month period ended June 30, 2020 have been prepared in accordance with IAS 34 Interim Financial Reporting.  They do not include all disclosures that would otherwise be required in a complete set of financial statements and should be read in conjunction with the Company’s 2018 annual financial statements which have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

Subsidiaries are entities controlled by RepliCel. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.  The financial statements of the subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies.  Intra-group balances and transactions, and any unrealized income and expenses arising from intra-group transactions are eliminated in preparing the consolidated financial statements.  The accompanying consolidated financial statements include the account of RepliCel Life Sciences Inc. and its wholly-owned subsidiary, Trichoscience Innovations Inc. (“Trichoscience”).

The condensed consolidated interim financial statements have been prepared using accounting policies consistent with those used in the Company’s 2019 annual financial statements, except as disclosed in Note 4. The condensed interim financial statements are presented in Canadian dollars, which is also the Company’s functional currency, unless otherwise indicated.

The condensed consolidated interim financial statements were authorized for issue by the Board of Directors on October 15, 2020.

The preparation of financial statements in compliance with IFRS requires management to make certain critical accounting estimates. It also requires management to exercise judgment in applying the Company’s accounting policies. The areas involving a higher degree of judgment of complexity, or areas where assumptions and estimates are significant to the financial statements are disclosed in Note 3.

REPLICEL LIFE SCIENCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the six months ended June 30, 2020
(Stated in Canadian Dollars)
(Unaudited)

2.	Basis of Presentation - continued

a)	Continuance of Operations

These condensed consolidated interim financial statements have been prepared on a going concern basis, which assumes that the Company will continue to realize its assets and discharge its obligations and commitments in the normal course of operations. At June 30, 2020, the Company is in the research stage, has accumulated losses of $37,202,980 since its inception and expects to incur further losses in the development of its business. The Company incurred a consolidated net loss of $690,137 during the six-month period ended June 30, 2020. The Company will require additional funding to continue its research and development activities which may not be available, or available on acceptable terms. This will result in material uncertainties which casts substantial doubt about the Company’s ability to continue as a going concern.

The Company’s ability to continue as a going concern is dependent upon its ability to generate future profitable operations and/or to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due.  Management has a plan in place to address this concern and intends to obtain additional funds by equity financing to the extent there is a shortfall from operations.  While the Company is continuing its best efforts to achieve the above plans, there is no assurance that any such activity will generate funds for operations.

If the going concern assumptions were not appropriate for these consolidated financial statements, then adjustments would be necessary to the carrying value of assets and liabilities, the reported net loss and the financial position classifications used.

3.	Critical Accounting Estimates and Judgements

RepliCel Life Sciences Inc. makes estimates and assumptions about the future that affect the reported amounts of assets and liabilities. Estimates and judgments are continually evaluated based on historical experience and other factors, including expectations of future events that are believed be reasonable under the circumstances. In the future, actual experience may differ from these estimates and assumptions.

The effect of a change in an accounting estimate is recognized prospectively by including it in comprehensive income in the period of the change, if the change affects that period only, or in the period of the change and future periods, if the change affects both.

Information about critical judgments in applying accounting policies that have the most significant risk of causing material adjustment to the amounts reported in these financial statements are discussed below:

Share Based Payments

The Company measures the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted.  Estimating fair value for share-based payment transactions requires determining the most appropriate valuation model, which is dependent on the terms and conditions of the grant. This estimate also requires determining the most appropriate inputs to the valuation model including the expected life of the share option, volatility and dividend yield and making assumptions about them.  The assumptions and models used for estimating the fair value for share-based payment transactions are disclosed in Note 10(d).

REPLICEL LIFE SCIENCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the six months ended June 30, 2020
(Stated in Canadian Dollars)
(Unaudited)

3.	Critical Accounting Estimates and Judgements - continued

Revenue Recognition

The Company applies the five-step model to contracts when it is probable that the Company will collect the consideration that it is entitled to in exchange for the goods and services transferred to the customer. For collaborative arrangements that fall within the scope of IFRS 15, the Company applies the revenue recognition model to part or all of the arrangement, when deemed appropriate. At contract inception, the Company assesses the goods or services promised within each contract that falls under the scope of IFRS 15, to identify distinct performance obligations. The Company then recognizes as revenue the amount of the transaction price that is allocated to the respective performance obligation when or as the performance obligation is satisfied. Significant judgment is involved in determining whether the transaction price allocated to the license fee should be recognized over the collaboration period or at the inception of the contract and the time period over which revenue is to be recognized.

To determine the price of Licensing and Collaboration Agreement (See Note 8 – Licensing and Collaboration Agreement – YOFOTO (China) Health Industry Co. Ltd.), the Company has to make a judgment and estimates in assessing the value assigned to the put options and of the warrants as attached to the placement (see Note 8 and 10 (b)iii).

Preference Shares

Replicel Life Sciences Inc. makes estimates on the issuance of preference shares which are compound instruments that consist of both an equity and a liability component.  Management is required to make estimates to determine the fair value of the components of the preference share issuance at the date that it is issued. The Company also needs to make estimates on the effective interest on preference shares to calculate amounts payable on redemption and inclusive of dividends.

Income Taxes

Significant judgment is required in determining the provision for income taxes. There are many transactions and calculations undertaken during the ordinary course of business for which the ultimate tax determination is uncertain.  The Company recognizes liabilities and contingencies for anticipated tax audit issues based on the Company’s current understanding of the tax law.  For matters where it is probable that an adjustment will be made, the Company records its best estimate of the tax liability including the related interest and penalties in the current tax provision. Management believes they have adequately provided for the probable outcome of these matters; however, the final outcome may result in a materially different outcome than the amount included in the tax liabilities.

In addition, the Company will recognize deferred tax assets relating to tax losses carried forward to the extent there are sufficient taxable temporary differences relating to the same taxation authority and the same taxable entity against which the unused tax losses can be utilized.  However, utilization of the tax losses also depends on the ability of the taxable entity to satisfy certain tests at the time the losses are recouped.

REPLICEL LIFE SCIENCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the six months ended June 30, 2020
(Stated in Canadian Dollars)
(Unaudited)

4.	Accounting Standards, Amendments and Interpretations

New Standards, Amendments and Interpretations Effective for the first time

IFRS 16 Leases

On January 13, 2016, the IASB published a new standard, IFRS 16, eliminating the dual accounting model for lessees, which distinguished between on-balance sheet finance leases and off-balance sheet operating leases. Under the new standard, a lease becomes an on-balance sheet liability that attracts interest, together with a new right-of-use asset. In addition, lessees recognize a front-loaded pattern of expense for most leases, even when cash rentals are constant. The Company adopted IFRS 16 on January 1, 2019. The adoption of this standard had no material impact on the consolidated financial statements of the Company.

IFRIC 23 Uncertainly Over Income Tax Treatments

This new standard, also to be effective for annual report periods beginning on or after January 1, 2019, clarifies how to apply the recognition and measurement requirements in IAS 12 Income Taxes when there is uncertainty over income tax treatments, addressing four specific issues:

•	Whether an entity considers uncertain tax treatments separately;
•	The assumptions an entity should make about the examination of tax treatments by taxation authorities;
•	How an entity determines taxable profit or loss, taxes bases, unused tax losses, unused tax credits and tax rates; and
•	How an entity considers changes in facts and circumstances.

The Company has reviewed the standard and believes that this does not have an impact on the Company’s consolidated financial statements due to its taxable loss position.

There are no other IFRS or IFRIC Interpretations that are not yet effective that would be expected to have a material impact on the Company.

5. Equipment

	Furniture and Equipment	Computer Equipment	Total
Cost: At December 31, 2019	$14,249	$41,751	$56,000
Additions	-	-	-
Disposals	-	-	-
At June 30, 2020	14,249	41,751	56,000
Depreciation: At December 31, 2019	11,996	38,005	50,001
Depreciation	225	963	1,188
At June 30, 2020	12,221	38,968	51,189
Net book value at June 30, 2020	$2,028	$2,783	$4,811

REPLICEL LIFE SCIENCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the six months ended June 30, 2020
(Stated in Canadian Dollars)
(Unaudited)

6.	Licensing and Collaboration Agreement – YOFOTO (China) Health Industry Co. Ltd.

On July 10, 2018, the Company signed a definitive Licensing and Collaborative Agreement with YOFOTO (China) Health Industry Co. Ltd. (“YOFOTO”) to commercialize three of RepliCel's programs in Greater China subject to certain Canadian and Chinese approvals (the “Transaction”).

The Transaction represents an investment in RepliCel by YOFOTO with milestone payments, minimum program funding commitments, and sales royalties in exchange for an exclusive 15-year license to three of RepliCel products for Greater China (Mainland China, Hong Kong, Macau and Taiwan) (the “Territory”).

As part of the deal, YOFOTO invested CDN $5,090,005 in a private placement of RepliCel common shares at CDN $0.95 per share that included 20% warrant coverage with each warrant exercisable at CDN $0.95 per share for a period of two years.  The warrants have not yet been exercised (Note 10).
The deal structure also includes milestone payments (of up to CDN $4,750,000), sales royalties, and a commitment by YOFOTO to spend a minimum of CDN $7,000,000 on the RepliCel programs and associated cell processing manufacturing facility over the next four years in Greater China pursuant to a License and Collaboration Agreement. The License and Collaboration Agreement contains a provision permitting YOFOTO to put up to 1/3 of the shares issued in YOFOTO’s initial investment back to the Company under certain conditions until January, 2027.
As part of the Transaction, the Company granted YOFOTO certain financing participation rights along with a board seat nomination. Upon YOFOTO meeting certain defined conditions, relevant Chinese patents, once issued in China, will be assigned to a YOFOTO-owned Canadian subsidiary, with detailed assignment reversion rights upon failure to meet defined targets.  At the date of these financial statements, no such Chinese patents have been assigned to YOFOTO.
On October 9, 2018, the $5,090,005 private placement was closed and the Company issued YOFOTO 5,357,900 RepliCel common shares which represented 19.9% of RepliCel's then-issued common shares.  In association with the YOFOTO deal, the Company agreed to pay success fee of ten percent (10%) of any upfront fees received by the Company and consequently, a fee of $509,001 was paid in this respect. In addition, the Company will be paying a success fee of five percent (5%) of any milestone fees and royalty fees received by the Company as a result of this License Agreement.
Contract Asset

The finders/success fees paid in connection with the YOFOTO Licensing and Collaboration Agreement of $509,001 was incurred to secure the YOFOTO License and Collaboration Agreement as well as to close the related private placement.  Consequently, the $509,001 finders/success fee was accounted for as a contract asset and as a share issuance cost.
The $509,001 fee was allocated between contract costs, share issuance costs and as an offset to the fair value of the related warrants.  The finders/success fee was allocated based on the relative fair values of these three items.  The contract asset is being amortized over the same period of time that the Company recognizes the upfront license revenue.
Contract liability
The proceeds of $5,090,005 from the placement was allocated to common shares and warrants issued based on their fair value at the date of issuance which was $2,563,919. The remaining $2,526,086 was allocated to Contract Liability to be recognized as License Fee revenue over a period of 10 years from the commencement date of the Agreement. No value was allocated to the put option on initial recognition and as at December 31, 2019.

REPLICEL LIFE SCIENCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the six months ended June 30, 2020
(Stated in Canadian Dollars)
(Unaudited)

7.	Preference shares

On September 12, 2019, the Company announced that it had completed the first tranche of a private placement pursuant to which it issued 1,089,125 Class A Preference shares at a price of $0.40 per share for aggregate gross proceeds of $435,650.

The finalized Offering terms are as follows and carry certain rights and restrictions, which include:

•	a fixed dividend rate which shall accrue on a daily basis (based on a 360 day year consisting of 12 30-day months) at a rate of seven (7%) per annum;
•
the right of the Class A Shareholder to convert the paid up amount of each Class A Share, from time-to-time, into shares of the Company (each, a “Share”) at any time prior to the date that is five (5) years from the date of issuance of the Class A Shares at a conversion price that is equal to the greater of: (i) $0.33; and (ii) the Market Price (as defined in the policies of the TSX Venture Exchange (“TSXV”)) at the date of such conversion;

•	voting rights only on matters pertaining to Class A Shares until they are converted to common shares at which time all voting rights attach; and
•	a first priority over all Shares or shares of any other class of the Company as to dividends and upon liquidation.
Subject to the earlier conversion by Class A shareholders and compliance with applicable laws, the Company may, in its discretion at any time, prior to the date that is five (5) years from the date of issuance of the Class A Shares (the “Required Redemption Date”) redeem all of the Class A Shares at a price (the “Redemption Price”) of:
(i)	$0.468 per Class A Share for the period from the date of issuance (the “Issue Date”) to the date that is the first anniversary of the Issue Date;
(ii)	$0.536 for the period from the date that is the day after the first anniversary of the Issue Date to the date that is the second anniversary of the Issue Date;
(iii)	$0.604 for the period from the date that is the day after the second anniversary of the Issue Date to the date that is the third anniversary of the Issue Date;
(iv)	$0.672 for the period from the date that is the day after the third anniversary of the Issue Date to the date that is the fourth anniversary of the Issue Date; and
(v)	$0.740 for the period from the date that is the day after the fourth anniversary of the Issue Date and the date that is the fifth anniversary of the Issue Date.
On the Required Redemption Date, the Company must redeem all remaining outstanding Class A Shares at the Redemption Price, subject to compliance with applicable laws.

The financial instrument is being measured at amortized cost.  Given the Company has an obligation to redeem the preference shares in 5 years at $0.74/share, the effective interest was accreted for the redemption amount and accrued cumulative dividends that will be settled in the future.

The Company paid $19,652 cash finder’s fees to one finder.

REPLICEL LIFE SCIENCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the six months ended June 30, 2020
(Stated in Canadian Dollars)
(Unaudited)

10.	CEBA loan

Subsequent to year-ended December 31, 2019, there was a global outbreak of COVID-19, which has had a significant impact on businesses through the restrictions put in place by the Canadian and U.S. governments regarding travel, business operations and isolation/quarantine orders. At this time, the extent of the impact that the COVID-19 outbreak may have on the Company is unknown as this will depend on future developments that are highly uncertain and that cannot be predicted with confidence. These uncertainties arise from the inability to predict the ultimate geographic spread of the virus, and the duration of the outbreak, including the duration of travel restrictions, business closures, and quarantine/isolation measures that are currently, or may be put, in place by Canada, U.S. and other countries to fight the virus. The Company continues to monitor its impact of its operations and financing activities and assess the impact COVID-19 will have on its business activities. The extent of the effect of COVID-19 pandemic on the Company is uncertain, management does not expect the effect to be significant.

While the Company has not experienced a direct impact as a result of COVID-19, the raising capital in this environment has been challenging and caused of the delay in the closing of the private placement.

In May 2020, the Company obtained a $40,000 loan under the Canada Emergency Business Account (CEBA) under the following conditions:

- is an interest free loan until December 31, 2022;
- $10,000 of the $40,000 loan is eligible for complete forgiveness if $30,000 is repaid before December 31, 2022;
- if the CEBA loan is not repaid by December 31, 2022, it will be extended for an additional three-year term bearing an interest rate of 5% per annum.

The CEBA loan may be repaid at any time without penalty.

11.	Share Capital

a)	Authorized:

Unlimited common shares without par value

Unlimited preferred shares without par value

b) Issued and Outstanding:

During the six-month period ended June 30 2020, there were no share activities.

During the six-month period ended June 30, 2019:

i)
The Company announced on January 17, 2019 a debt settlement in the amount of $349,555 owed by the Company to certain creditors by the issuance of 770,577 common shares (each, a “Share”) of the Company at a price of $0.475 per Share. The Settlement Agreements were signed on November 20, 2018; however, the debt was not settled until January 15, 2019 when the transaction was approved by the TSX Venture Exchange. The securities are subject to a statutory hold period of four months and one day.  The Company reported a gain on this debt settlement in the amount of $92,357.

REPLICEL LIFE SCIENCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the six months ended June 30, 2020
(Stated in Canadian Dollars)
(Unaudited)

11.	Share Capital – continued

b)  Issued and Outstanding: - continued

i) - continued

Subsequently, it has come to the Company’s attention that the dollar amount to be settled with one of the Creditors was incorrect and should have been $5,000 instead of $21,469 and the Creditor was issued 45,199 Shares instead of 10,526 Shares. The Board wishes to rectify the error by cancelling 45,199 shares and issuing 10,526 Shares in settlement of $5,000 at a deemed price of $0.475 per Reissued Share. Therefore, an amendment was filed with the Exchange for return to treasury 45,199 shares and re-issuance of 10,526 shares resulting the total adjusted debt in the amount of $349,555 settled by the issuance of 735,904 shares of the Company at a price of $0.475 per Share.

c)	Stock Option Plans:

On May 21, 2014, the Company approved a Stock Option Plan whereby the Company may grant stock options to directors, officers, employees and consultants.  The maximum number of shares reserved for issue under the plan cannot exceed 10% of the outstanding common shares of the Company as at the date of the grant. The stock options can be exercisable for a maximum of 10 years from the grant date and with various vesting terms.

a)	Fair value of Company Options Issued from January 1, 2017 to June 30, 2020

There were no stock options granted during the six-month period ended June 30 2020 and 2019.
Options Issued to Employees

The fair value at grant date is determined using a Black-Scholes option pricing model that takes into account the exercise price, the term of the option, the impact of dilution, the share price at grant date and expected price volatility of the underlying share, the expected dividend yield, the expected forfeiture rate and the risk free interest rate for the term of the option.

Options Issued to Non-Employees

Options issued to non-employees, are measured based on the fair value of the goods or services received, at the date of receiving those goods or services. If the fair value of the goods or services received cannot be estimated reliably, the options are measured by determining the fair value of the options granted, using a valuation model.

e)   Stock-based Compensation

The Company recognized a fair value of $3,397 (2019: $18,459), as stock based compensation expense for stock options granted in 2018 under the Company Stock Option Plan and the Founders Stock Option Agreements for the six month ended June 30, 2020 and 2019.

REPLICEL LIFE SCIENCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the six months ended June 30, 2020
(Stated in Canadian Dollars)
(Unaudited)

11.	Share Capital - continued

e)   Stock-based Compensation

A summary of the status of the stock options outstanding under the Company Stock Option Plan for the six months ended June 30, 2020 and the year ended December 31, 2019 are as follows:

	Number of Options	Weighted Average Exercise Price
Outstanding, December 31, 2019	1,830,000	$0.77
Granted	-	-
Cancelled	-	-
Outstanding, June 30, 2019	1,830,000	$0.79
Exercisable, June 30, 2019	1,805,000	$0.79

	Number of Options	Weighted Average Exercise Price
Outstanding, January 1, 2019	2,080,000	$0.79
Cancelled	(250,000)	0.91
Outstanding, December 31, 2019	1,830,000	0.77
Exercisable, December 31, 2019	1,805,000	$0.79

As at June 30, 2020, the range of exercise prices for options outstanding under the Company Stock Option Plan is $0.43 - $8.50 and the weighted average remaining contractual life for stock options under the Company Stock Option Plan is 2.88 years.

REPLICEL LIFE SCIENCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the six months ended June 30, 2020
(Stated in Canadian Dollars)
(Unaudited)

11.	Share Capital – continued

f)   Warrants

The number of warrants outstanding at June 30, 2020, each exercisable into one common share, is as follows:

	Warrants Outstanding	Weighted Average Exercise Price	Expiry
October 9, 2018	1,071,580	$0.95	October 9, 2020
Outstanding, June 30, 2020	1,071,580	$ 0.95

	Warrants Outstanding	Weighted Average Exercise Price
Outstanding, December 31, 2017	12,748,898	$1.50
Issued	1,071,580	0.95
Expired	(10,027,294)	0.83
Outstanding, December 31, 2018	3,793,184	$1.70
Expired	-	-
Outstanding, December 31, 2019	3,793,184	$1.70
Expired	(2,721,604)	-
Outstanding, June 30, 2020	1,071,580	$0.95

The weighted-average grant date fair value of warrants issued was estimated using the following weighted average assumptions:

	December 31, 2019	December 31, 2018
Risk fee rate	-	2.31%
Expected life (years)	-	2
Volatility	-	104%
Expected Dividend	-	$-
Expected forfeiture rate	-	0%
Exercise price	-	$0.95
Grant date fair value	-	$0.45

REPLICEL LIFE SCIENCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the six months ended June 30, 2020
(Stated in Canadian Dollars)
(Unaudited)

12.	Related Party Transactions

Related party balances

The following amounts due to related parties are included in accounts payable and accrued liabilities:

	30-June-20	30-June-19
Companies controlled by directors of the Company (a)	$81,925	$7,512
Directors or officers of the Company	97,475	82,010
Loan from director (b)	115,500	-
	$294,900	$89,522

(a)	These amounts are unsecured, non-interest bearing and have no fixed terms of repayment.

(b)
From January 27 to June 4 of 2020, the Company approved a series of loans from a director of the Company in the sum of $83,300 USD ($115,500 CAD) (“the Loans”) which was repayable in 30 days either by cash or shares.  If the Company chooses to repay the Loans by way of shares, the share cost will be calculated by using the Loan amount divided by the closing price of the Company’s common at the time of the debt conversion.  If the Company chooses to pay the Loan amount in cash, the Company will return the amount in full by September 30, 2020 plus interest accrued at a 12% per annum interest rate.  The loans were fully paid by way of shares issued in August 2020 as part of a shares for debt settlement (see note 18).

Of the $256,769 debt settlement disclosed in note 18, $204,769 was owed to directors or officers of the Company and were settled during the nine-months period ended September 30, 2020.

For the six-months period ended June 30, 2019, of the $349,555 debt settlement disclosed in note 10 b i), $277,719 belong to directors or officers of the Company and were settled during the six-months period ended June 30, 2019.
The Company incurred the following transactions with companies that are controlled by directors and/or officers of the Company. The transactions were measured at the amount agreed to by the parties.
	Three months ended		Six months ended
	30-Jun-20	30-Jun-19	30-Jun-20	30-Jun-19
Research and development	$18,950	$17,498	$37,550	$64,686
General and administration	-	-	-	-
	$18,950	$17,498	$37,550	$64,686

REPLICEL LIFE SCIENCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the six months ended June 30, 2020
(Stated in Canadian Dollars)
(Unaudited)

12.	Related Party Transactions – continued

Related party balances – continued

Key management compensation

Key management personnel are persons responsible for planning, directing and controlling the activities of an entity, and include executive directors, the Chief Executive Officer and the Chief Financial Officer.

	Three months ended		Six months ended
	30-Jun-20	30-Jun-19	30-Jun-20	30-Jun-19
General and administrative - salaries	$84,000	$60,000	$168,000	$120,000
Directors' fees	16,750	21,000	31,250	42,000
Stock-based compensation	1,082	7,730	3,396	18,459
	$101,832	$88,730	$202,646	$180,459

13.   Financial Instruments and Risk Management

As at June 30, 2020, the Company’s financial instruments are comprised of cash and cash equivalent, accounts payable and accrued liabilities and preference shares. The fair values of cash and cash equivalents, accounts payable and accrued liabilities approximate their carrying value due to their short-term maturity.

The Company is exposed through its operations to the following financial risks:

•	Currency risk;
•	Credit risk;
•	Liquidity risk; and
•	Interest rate risk.

In common with all other businesses, the Company is exposed to risks that arise from its use of financial instruments.  This note describes the Company’s objectives, policies and processes for managing those risks and the methods used to measure them.  Further quantitative information in respect of these risks is presented throughout these financial statements.

There have been no substantive changes in the Company’s exposure to financial instrument risks, its objectives, policies and processes for managing those risks or the methods used to measure them from previous periods unless otherwise stated in this note.

Currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Company has an exposure to the Euros and US Dollars as certain expenditures and commitments are denominated in Euros and USD Dollars and the Company is subject to fluctuations as a result of exchange rate variations to the extent that transactions are made in this currency. In addition, the Company holds an amount of cash in US dollars and is therefore exposed to exchange rate fluctuations on these cash balances. The Company does not hedge its foreign exchange risk. At June 30, 2020 the Company held US dollar cash balances of $4,815 (US$3,539) (June 30, 2019: $10,354 or US$7,779). A 1% increase/decrease in the US dollars foreign exchange rate would have an impact of ±$48 (US$36) on the cash balance held June 30, 2020.

REPLICEL LIFE SCIENCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the six months ended June 30, 2020
(Stated in Canadian Dollars)
(Unaudited)

13.  Financial Instruments and Risk Management – continued

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations.  The Company’s credit risk is primarily attributable to its cash and cash equivalent. The Company limits exposure to credit risk by maintaining its cash and cash equivalent with large financial institutions.  The Company’s maximum exposure to credit risk is the carrying value of its financial assets.

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through the management of its capital structure, more specifically, the issuance of new common shares, to ensure there is sufficient capital in order to meet short term business requirements, after taking into account the Company’s holdings of cash and potential equity financing opportunities. The Company believes that these sources will be sufficient to cover the known short and long-term requirements at this time. There is no assurance that potential equity financing opportunities will be available to meet these obligations.

The following table sets out the contractual maturities (representing undiscounted contractual cash-flows) of financial liabilities as at June 30, 2020:

Years of Expiry	Financial Instruments	Amounts

Within 1 year	Accounts payable and accrued liabilities	$1,263,200
Within 2 to 5 years	Preference shares	503,530
Total		$1,766,730
Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. As the Company’s cash and cash equivalent is currently held in an interest bearing bank account, management considers the interest rate risk to be limited.
There were no changes to the Company’s fair value measurement levels during the year ended June 30, 2020 (2019: no change). The Company does not have any level 3 fair value measurements (2019: none).
14. Commitments and Contingencies

The Company has entered into a Collaboration and Technology Transfer Agreement with Shiseido Company Limited who have alleged RepliCel breached obligations in the agreement, which may allegedly be terminal to future obligations pursuant to the agreement.  The Company has vigorously denied the existence of such a breach and insists on the ongoing validity of the respective obligations on both parties pursuant to the agreement.  No litigation or the triggering of other dispute mechanisms has been entered into by either party and the Company’s management is actively seeking to continue discussions and/or negotiations.  Management maintains the position that any data produced from clinical trials of the technology will, by agreement, be made available to the Company.

From time to time the Company is subject to claims and lawsuits arising from the in the ordinary course of operations.  In the opinion of management, the ultimate resolution of such pending legal proceedings will not have a material adverse effect on the Company’s financial position.

REPLICEL LIFE SCIENCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the six months ended June 30, 2020
(Stated in Canadian Dollars)
(Unaudited)

14.  Commitments and Contingencies – continued

The Company has entered into a Collaboration and Technology Transfer Agreement with Shiseido Company Limited who have alleged RepliCel breached obligations in the agreement, which may allegedly be terminal to future obligations pursuant to the agreement.  The Company has vigorously denied the existence of such a breach and insists on the ongoing validity of the respective obligations on both parties pursuant to the agreement.  No litigation or the triggering of other dispute mechanisms has been entered into by either party and the Company’s management is actively seeking to continue discussions and/or negotiations.  Management maintains the position that any data produced from clinical trials of the technology will, by agreement, be made available to the Company.

From time to time the Company is subject to claims and lawsuits arising from the in the ordinary course of operations.  In the opinion of management, the ultimate resolution of such pending legal proceedings will not have a material adverse effect on the Company’s financial position.

15.	Capital Management

The Company’s objective when managing capital is to safeguard the Company’s ability to continue as a going concern in order to pursue business opportunities. In order to facilitate the management of its capital requirements, the Company prepares periodic budgets that are updated as necessary.  The Company manages its capital structure and makes adjustments to it to effectively support the Company’s objectives. In order to continue advancing its technology and to pay for general administrative costs, the Company will use its existing working capital and raise additional amounts as needed.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. The Company considers shareholders’ equity, preference shares and working capital as components of its capital base.  The Company can access or increase capital through the issuance of shares, and by sustaining cash reserves by reducing its capital and operational expenditure program.  Management primarily funds the Company’s expenditures by issuing share capital, rather than using capital sources that require fixed repayments of principal and/or interest. The Company is not subject to externally imposed capital requirements and does not have exposure to asset-backed commercial paper or similar products, with the exception of pooling and escrow shares which are subject to restrictions. The Company believes it will be able to raise additional equity capital as required, but recognizes the uncertainty attached thereto.

The Company’s investment policy is to hold cash in interest bearing bank accounts, which pay comparable interest rates to highly liquid short-term interest bearing investments with maturities of one year or less and which can be liquidated at any time without penalties. There has been no change in the Company’s approach to capital management during the six-months period ended June 30, 2020.

16.  Non-cash Transactions

Investing and financing activities that do not have a direct impact on current cash flows are excluded from the consolidated statements of cash flow. There were no non-cash transactions during the six-months periods ended June 30, 2020 and 2019.

17.	Segmental Reporting

The Company is organized into one business unit based on its cell replication technology and has one reportable operating segment.
18.	Events after the Reporting Date
Private Placement

On July 15, 2020, the Company closed a private placement offering (the “Offering”), pursuant to which it sold an aggregate of 3,649,110 units (each, a “Unit”), at a price of $0.18 per Unit, for gross proceeds of $656,839.80.

Each Unit consists of one common share of the Company (each, a “Share”) and one-half of one share purchase share purchase warrant (each whole warrant, a “Warrant”). One Warrant entitles the holder thereof to purchase one additional Share of the Company at a price of $0.36 per Share for a period of three years from closing of the Offering, subject to an acceleration provision such that in the event that the Shares have a closing price on the TSX Venture Exchange (the “Exchange”) of greater than $0.45 per Share for a period of 10 consecutive trading days at any time after four months and one day from the closing of the Offering, RepliCel may accelerate the expiry date of the Warrants by giving notice to the holders thereof and, in such case, the Warrants will expire on the 30th day after the date on which such notice is given to the holder.

The Company did not pay any finder’s fees in connection with the Offering.

Shares for debt

In August 2020, the company issued 1,426,491 common shares (ach, a “Share”) in settlement of $256,768.94 owing to various creditors (the “Debt Settlement”) after receipt of approval from the TSX Venture Exchange (the “Exchange”).  The Shares were issued on August 18, 2020.  The Shares are subject to a statutory hold period of four months and one day after closing of the Debt Settlement.

Of the $256,769 debt settlement disclosed in note 18, $204,769 was owed to directors or officers of the Company and were settled during the nine-months period ended September 30, 2020.